

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

John Krier
Chief Executive Officer
Dynatronics Corporation
1200 Trapp Road
Eagan, MN 55121

>   **Re: Dynatronics Corporation**
>   **Registration Statement on Form S-3**
>   **Filed May 19, 2021**
>   **File No. 333-256280**

Dear Mr. Krier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Kevin R. Pinegar, Esq.